

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2012

<u>Via E-mail</u>
Jack Kopnisky
President, Chief Executive Officer
and Director
Provident New York Bancorp
400 Rella Blvd.
Montebello, NY 10901

  Re: Provident New York Bancorp
    Form 10-K for the Fiscal Year Ended September 30, 2011
    Filed December 13, 2011
    File No. 000-25233

Dear Mr. Kopnisky:

  We have completed our review of your filing as of July 9, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Michael R. Clampitt

          Michael Clampitt
          Senior Counsel